Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Universal Health Realty Income Trust:

We consent to the incorporation by reference in the registration statement on Form S-3 of Universal Health Realty Income Trust of our reports dated March 12, 2009, with respect to the consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries as of December 31, 2008 and 2007, the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Universal Health Realty Income Trust, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 13, 2009